Exhibit 12.1

PLUMAS BANCORP AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

 The following table sets forth our consolidated ratios of earnings to fixed charges for the periods shown. For purposes of computing the ratios, earnings represent income before taxes on income, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. The estimate of the interest within rental expense was calculated by using one-third of our total rental expense, which we believe is a reasonable approximation of the interest component of rental expense. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

(dollars in thousands)	For the Nine Months Ended September 30,	For the Year Ended
	2018	2017	2016	2015	2014	2013

Earnings available for fixed charges, excluding interest on deposits:

Income before taxes on income	$14,252	$15,505	$12,233	$9,535	$7,824	$5,598

Fixed charges: excluding deposit interest	467	538	578	764	1,241	985

Total	$14,719	$16,043	$12,811	$10,299	$9,065	$6,583

Earnings available for fixed charges:

Income before taxes on income	$14,252	$15,505	$12,233	$9,535	$7,824	$5,598

Total fixed charges	929	1,120	1,115	1,282	1,757	1,585

Total	$15,181	$16,625	$13,348	$10,817	$9,581	$7,183

Fixed Charges:

Interest expense, excluding deposit interest	$375	$435	$486	$686	$1,177	$934

Interest within rental expense	92	103	92	78	64	51

Fixed charges: excluding deposit interest	467	538	578	764	1,241	985

Deposit interest	462	582	537	518	516	600

Total fixed charges	$929	$1,120	$1,115	$1,282	$1,757	$1,585

Ratio of Earnings to Fixed Charges:
Excluding deposit interest	31.5	29.8	22.2	13.5	7.3	6.7
Total	16.3	14.8	12.0	8.4	5.5	4.5